[MetaSolv, Inc. Letterhead]

March 1, 2006

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Mail Stop 4561

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Adam Halper

Re:	MetaSolv, Inc. –Registration Statement on Form S-3 (File No. 333-129588)

Ladies and Gentlemen:

MetaSolv, Inc. hereby requests that the above-referenced registration statement on Form S-3 be declared effective at 2:00 p.m., Eastern Time, on March 2, 2006, or as soon thereafter as practicable.

MetaSolv acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve MetaSolv from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	MetaSolv may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Glenn A. Etherington
Glenn A. Etherington Chief Financial Officer